Mail Stop 3561


									February 14, 2006




Mr. Joel Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314


		RE:	Seawright Holdings, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,
2005
and September 30, 2005
Filed April 15, 2005, May 23, 2005, August 22, 2005 and November
21,
2005
			File No.  333-56848

Dear Mr. Sens:

		We have reviewed your responses in your letter dated January 25, 2006 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year-Ended December 31, 2004

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes
Payable,
page F-19

1. We read your response to comment 1 in our letter dated January
5,
2006.  After further review of the applicable literature, we believe
that footnote 4 to EITF 98-5 provides relevant guidance for your fact
pattern.  Specifically, footnote 4 indicates that an APB 14
relative
fair value allocation should be applied to securities issued with convertible instruments, including common stock. Since you have applied the relative fair value method, it appears that there is no requirement to account for the $357,174 difference between the fair
market value of the common stock issued and the relative fair value
assigned to the common stock under APB 14.  Accordingly, we
believe
that you should not change your accounting to amortize the
$357,174
difference. However, in reviewing the accounting for this transaction we noted that you should not have assigned $63,797 to a beneficial conversion feature of the warrants since the warrants are not convertible instruments and therefore there can be no beneficial conversion feature associated with the warrants. Similar to your accounting for the common stock issued, the amount of equity attributable to the warrants should not exceed the $187,123 relative fair value as determined under APB 14. Please tell us how you plan to revise your disclosures.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Joel Sens
Seawright Holdings, Inc.
February 14, 2006
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